SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)*

Morgan’s Foods, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

616900106

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

220,447

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

220,447

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

220,447

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

72,739

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

72,739

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

72,739

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,014

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,014

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

47,014

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

293,186

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

293,186

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

293,186

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,014

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,014

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

47,014

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

340,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

340,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

340,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

340,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

340,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

340,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the shares of Common Stock, no par value, (“Common Stock”) of Morgan’s Foods, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 4829 Galaxy Parkway, Suite S, Cleveland, Ohio 44128.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:
•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 338 S. Sharon Amity Road, #202, Charlotte, North Carolina 28211.

The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Domestic Fund, QP Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BH Advisors is providing investment management services.

The principal business of BH Management is serving as the managing general partner of the Domestic Fund and the QP Fund.

Mr. Chappell’s principal occupation is serving as the managing member of each of BH Advisors and BH Management.

Mr. Sheehy’s principal occupation is serving as the managing member of each of BH Advisors and BH Management.

The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 340,200 shares of Common Stock at an aggregate cost of $3,148,315. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Domestic Fund, QP Fund and Offshore Fund, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, including an examination of strategic alternatives and changing the Issuer's capital structure, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future meet with and/or send correspondence to the Issuer’s management and/or Board of Directors to discuss any such purposes, plans or proposals.

Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)            The Onshore Fund owns 220,447 shares of Common Stock representing 7.7% of all of the outstanding shares of Common Stock.

(ii)           The QP Fund owns 72,739 shares of Common Stock representing 2.5% of all of the outstanding shares of Common Stock.

(iii)          The Offshore Fund owns 47,014 shares of Common Stock representing 1.6% of all of the outstanding shares of Common Stock.

(iv)          BH Management may be deemed to be the beneficial owner of the 293,186 shares of Common Stock held by the Onshore Fund and the QP Fund representing 10.2% of all the outstanding shares of Common Stock.

(v)           BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

(vi)          Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 340,200 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 11.8% of all the outstanding shares of Common Stock.

(vii)         Collectively, the Reporting Persons beneficially own 340,200 shares of Common Stock representing 11.8% of all of the outstanding shares of Common Stock.

(b)           The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 220,447 shares of Common Stock held by the Onshore Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 72,739 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 47,014 shares of Common Stock held by the Offshore Fund.

The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 220,447 shares of Common Stock held by the Onshore Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 72,739 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 47,014 shares of Common Stock held by the Offshore Fund.

(c)	The following transactions were effected by the Onshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

1/26/07	Common	6,400	$10.3525
1/29/07	Common	2,561	$10.1615
4/3/07	Common	4,000	$12.1707
4/4/07	Common	8,400	$12.6714
4/20/07	Common	8,000	$12.4736
4/23/07	Common	3,200	$12.3789
5/31/07	Common	653	$12.0000
6/01/07	Common	2,349	$12.0194

The following transactions were effected by the QP Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

1/26/07	Common	2,072	$10.1615
1/29/07	Common	828	$10.3525
4/3/07	Common	1,400	$12.1707
4/4/07	Common	2,100	$12.6714
4/20/07	Common	5,400	$12.4736
5/31/07	Common	211	$12.0000
6/01/07	Common	761	$12.0194

The following transactions were effected by the Offshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

1/26/07	Common	1,528	$10.1615
1/29/07	Common	611	$10.3525
5/31/07	Common	136	$12.00
6/01/07	Common	490	$12.0194

The above transactions were effected on the open market.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund

Exhibit B - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	June 4, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF BLACK HORSE CAPITAL OFFSHORE LTD.

1.	Jim Matheson (Director)

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

Jim Matheson is a General Partner with Flagship Ventures in Cambridge, Massachusetts. Flagship Ventures is a leading early-stage venture capital firm.

2.	Dale Chappell (Director - See Item 2)
3.	Brian Sheehy (Director - See Item 2)

The Offshore Fund has no executive officers.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Morgan’s Foods, Inc. dated as of June 4, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	June 4, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy